		New York Northern California Washington DC São Paulo London	Paris Madrid Hong Kong Beijing Tokyo

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel www.davispolk.com	Resident Hong Kong Partners Karen Chan † Martin Rogers † Yang Chu † Patrick S. Sinclair* James C. Lin* Miranda So* Gerhard Radtke* James Wadham†

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

February 9, 2021

Re:	Tuya Inc. (CIK: 0001829118)

Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1

Confidentially Submitted on January 6, 2021

Confidential

Melissa Kindelan

Christine Dietz

Jeff Kauten

Jan Woo

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Tuya Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 2, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on January 6, 2021 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

February 9, 2021

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

The Company respectfully submits to the Staff that, in addition to revising the disclosure in response to the Staff’s comments, it has also updated certain information regarding the industry of the Company in the Revised Draft Registration Statement to reflect the latest data from the periodic publication of International Data Corporation, or IDC.

*    *    *    *

Draft Registration Statement on Form F-1

Prospectus Summary

Overview, page 1

1.

You disclose that your IoT PaaS empowered “leading brands such as Calex, Philips and Schneider Electric” including some of the largest global technology companies and largest U.S banks. Please explain whether these customers together represent a material portion of your revenue or whether they are representative of your premium IoT PaaS customers.

The Company respectfully advises the Staff that, given the Company’s diverse and rapidly growing IoT PaaS customer base, none of its IoT PaaS customers represents a material portion of its revenue. The Company has disclosed the names of Calex, Philips and Schneider Electric (collectively, the “Named Brands”) in the Draft Registration Statement because (i) relative to most of the other brands in the respective category, a more substantial level of contribution to the Company’s revenues and/or deployment of IoT PaaS are associated with the Named Brands; and (ii) the Named Brands are generally indicative of the operations, scale, and quality of the Company’s target customers. The added case study of Calex on page 140, for instance, demonstrates how the Company enables its typical brand customer in the lighting and home appliance sector. By disclosing these representative Named Brands and use cases, the Company intends to help its investors understand its addressable market with concrete examples.

2.	For context, please disclose the percentage of your revenue attributable to your premium IoT PaaS customers for the periods presented.

February 9, 2021

In response to the Staff’s comment, the Company has revised the disclosures on page 3, 90 and 124 of the Revised Draft Registration Statement.

Our Market Opportunity, page 7

3.	Given that you conduct your business primarily in China, please separately disclose your total addressable market in China.

In response to the Staff’s comment, the Company has revised the disclosures on pages 7 and 122 of the Revised Draft Registration Statement.

Our Growth Strategies, page 9

4.	Please revise your statement that you are the leading IoT cloud platform to clarify that you are the leading IoT PaaS business, if true, or disclose the source of this assertion.

In response to the Staff’s comment, the Company has enhanced the disclosures on pages 9 and 130 of the Revised Draft Registration Statement to clarify that the Company is the leading IoT cloud platform. Similar to the IoT PaaS business, the success of IoT cloud platforms is also measured by the volume of smart devices the platform powers. As such, in addition of being the leading IoT PaaS business, the Company is also the leading IoT cloud platform, according to data from CIC, a third-party industry research firm commissioned by the Company to provide information regarding the Company’s industry and market position in connection with this offering.

Implications of Being an Emerging Growth Company, page 11

5.

Your disclosures indicate you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. Please revise to also state that as a result of your election, your financial statements may not be comparable to companies that comply with public company effective dates.

In response to the Staff’s comment, the Company has revised the disclosures on page 11 of the Revised Draft Registration Statement.

Risk Factors

Risks Related to the ADSs and this Offering, page 61

6.	Please add a risk factor that discusses the concentration of ownership of your common stock among your existing officers, directors and principal stockholders.

February 9, 2021

The Company respectfully advises the Staff that it intends to adopt a dual-class voting structure upon the completion of this offering. Specifically in response to the Staff’s comment, the Company has added a risk factor that discusses the implications the dual-class voting structure, as well as the concentration of share ownership among the Company’s executive officers, directors and principal shareholders, may have for investors, on pages 68 and 69 of the Revised Draft Registration Statement.

The Post-offering amended and restated memorandum and articles of association…, page 68

7.	Please briefly describe the provisions that limit the ability of others to acquire control of the company.

In response to the Staff’s comment, the Company has revised the disclosures on page 70 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Operating Metrics, page 91

8.

We note that the dollar-based net expansion rate for IoT PaaS decreased from 188% to 179% for the trailing 12-month period ended September 20, 2020. Please disclose the underlying business factors that led to the decrease and discuss whether this is a known material trend. To the extent material to an understanding of any trends, please disclose the quarterly dollar-based net expansion rate for the IoT PaaS for each period presented.

In response to the Staff’s comment, the Company has revised the disclosures on pages 19, 20, 93, 94 and 140 of the Revised Draft Registration Statement to include the dollar-based net expansion rate for IoT PaaS on a quarterly basis since the trailing 12-month period ended December 31, 2019.

The Company respectfully advises the Staff that the dollar-based net expansion rate for its IoT PaaS is affected by customers’ purchase cycles, which could fluctuate from time to time within a year, as well as a number of other factors including but not limited to, new product introductions, customer mix, promotional activities, and the variable timing and amount of customer purchases. As a result, the dollar-based net expansion rate for the Company’s IoT PaaS on a quarterly basis is an inherently volatile metric. Due to the negative impact of COVID-19 and a combination of the foregoing factors, the dollar-based net expansion rate for the Company’s IoT PaaS decreased from 188% for the trailing 12-month period ended December 31, 2019 to 173% for the trailing 12-month period ended March 31, 2020 and further to 160% for the trailing 12-month period ended June 30, 2020. The dollar-based net expansion rate for the Company’s IoT PaaS for the trailing 12-month period ended September 30, 2020 was 179%.

The Company further respectfully advises the Staff that since dollar-based net expansion rate is used to track the increase or decrease in purchases made by a particular cohort of customers over time, anything above 100% reflects that the customers are increasing their use of the Company’s platform or purchases of products. Despite its inherent volatility as described above, the Company’s dollar-based net expansion rates for IoT PaaS has remained higher than 150% for four consecutive quarters since it began tracking this metric for the trailing 12-month period ended December 31, 2019, demonstrating the Company’s strong ability to continue to expand customers’ usage of its platform over time and grow revenue generated from existing customers. The Company further supplementally advises the Staff that the Company only began tracking this metric in October 2019 and therefore is not able to calculate the net dollar expansion rate for a trailing 12-month period prior to the fiscal quarter ended September 30, 2019.

February 9, 2021

Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019, page 98

9.

You indicate the increase in IoT PaaS revenue is due in part to existing customers and to a lesser extent, acquisition of new customers. Please revise to quantify the amount of revenue growth attributable to new customers versus existing customers. Refer to Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, the Company has revised the disclosures on page 101 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 101

10.	Please disclose the amount of cash and cash equivalents and short-term investments disaggregated by currency denomination and jurisdiction as of the most recent balance sheet date.

In response to the Staff’s comment, the Company has revised the disclosures on page 104 of the Revised Draft Registration Statement.

Description of Share Capital

Shareholders Agreement, page 172

11.

Please disclose whether any of your directors were nominated pursuant to the Shareholders Agreement. Tell us whether you intend to file the Shareholders Agreement as an exhibit. We note that the registration rights continue to survive after the completion of the offering.

In response to the Staff’s comment, the Company has revised the disclosures on page 181 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the currently effective fifth amended and restated shareholders agreement has been filed as Exhibit 4.4 to the Draft Registration Statement dated January 6, 2021.

Underwriting, page 189

12.	Please disclose the exceptions to the lock-up agreements with your directors, executive officers and existing shareholders.

February 9, 2021

In response to the Staff’s comment, the Company has revised the disclosures on page 199 and 200 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the terms of the lock-up agreements with the Company’s shareholders are still being negotiated. The Company undertakes to further update the disclosure if there are additional material exceptions to these lock-up agreements.

Notes to Consolidated Financial Statements

Note 2. Principal Accounting Policies

(r) Revenue Recognition, page F-19

13.

Tell us the amount of revenue generated from services provided in each revenue stream disclosed. To the extent this is greater than 10% of total revenue, separately present revenue and related costs of revenue from products and services on the face of your consolidated statements of comprehensive loss. Refer to Rules 5-03(b)(1) and (2) of Regulation S-X.

In response to the Staff’s comments, the Company respectfully summarized the revenue amount generated from services provided in each revenue stream disclosed as follows:

	Year ended December 31, 2019	Nine months ended September 30, 2019 (Unaudited)	Nine months ended September 30, 2020 (Unaudited)	Year ended December 31, 2019		Nine months ended September 30, 2019 (Unaudited)		Nine months ended September 30, 2020 (Unaudited)		Year ended December 31, 2019	Nine months ended September 30, 2019 (Unaudited)	Nine months ended September 30, 2020 (Unaudited)
	A	B	C	a		b		c		a/A	b/B	c/C
	Total Revenue			Proportion of Revenue Generated from Services						Service Revenue of Total Revenue
IoT PaaS	76,365	51,414	97,206
Smart device distribution	27,474	19,180	15,920	195	*	124	*	362	*
SaaS and others	1,950	962	3,733	1,950		962		3,733
Total	105,789	71,556	116,859	2,145		1,086		4,095		2.0%	1.5%	3.5%

*

This portion of service revenue was related to amounts allocated to the provision of cloud-based connectivity and basic IoT services to customers, which were recognized in the periods presented, the Company disclosed the amounts in Footnote 11. Deferred Revenue, page F-31 of the Draft Registration Statement dated January 6, 2021.

Revenues generated from services include SaaS and others and a portion allocated to the Company’s performance obligation related to the provision of cloud-based connectivity and basic IoT services. The aforementioned service revenue percentage in aggregated was less than 4% for each of the periods presented. In accordance with Rules 5-03(b)(1) and (2) of Regulation S-X, the Company did not separately present revenue and related costs of revenue from products and services on the face of the consolidated statements of comprehensive loss. The Company will continue to monitor and separately present revenue and related costs of revenue from products and services on the face of the consolidated statements of comprehensive loss when service revenue exceeds the 10% threshold.

February 9, 2021

14.

Please further describe for us the nature of the services provided through the cloud-based connectivity and basic IoT services performance obligation and explain over what term they are to be provided under the arrangements. As part of your response, please explain why it takes 6 months from delivery for a customer to activate the services.

The Company respectfully advises the Staff that the cloud-based connectivity and basic IoT services mainly include connectivity between different kinds of smart devices powered by Tuya and Tuya IoT cloud, enabling end users to connect, program, control and interact with their smart devices through Tuya App and Tuya IoT cloud. The Company respectfully advises the Staff that further details of such service has been disclosed in “Business— Our Products and Services— For Business Customers Developing Smart Devices—IoT PaaS—Cloud-based connectivity and basic IoT services” on page 132 of the Draft Registration Statement.

These services are primarily an implied promise based on historical business practices of providing such services to its customers. For only several cases, the services were contractual requirements under the terms of the framework agreements signed with brands; one example signed with one brand with cloud service to be provided was quoted as follows:

“Service Provider is responsible for maintaining all connected services to a high-standard, with timely security and bug fixes, in addition to ensuring services are available to Brand and its customers. Service Provider must provide a monthly uptime that reaches or exceeds 99.9% for all services that Brand’s products and services rely on. All components maintained and operated by Service Provider must provide full functionality to enable Brand’s products and services to perform as intended.”

After the delivery of the Company’s IoT PaaS products to customers, the customers will manufacture smart devices utilizing the Company’s IoT PaaS products and then distribute smart devices through their sales channels. Only after the smart devices get in the hands of the end users, they would activate the cloud-based connectivity and basic IoT services. Based on the Company’s historical activation data, activation occurs, on average, an estimated 6 months after the Company’s IoT PaaS products are delivered to customers.

(s) Advances from Customers, page F-21

15.	Please revise to explain what revenue stream these advances relate to, when they are initially recorded and when or over what period of time they are recognized as revenue.

In response to the Staff’s comment, the Company has respectfully revised the disclosure on page F-22 of the Revised Draft Registration Statement.

Additionally, the Company respectfully advises the Staff that in the periods presented, the Advance from Customers balances primarily related to IoT PaaS and smart device distribution, which contributed to approximately 70% of the total balances as of December 31, 2019 and September 30, 2020, and the remaining balances were related to SaaS and others revenue.

February 9, 2021

Note 15. Convertible Preferred Shares, page F-33

16.	Please revise to define the term “Qualified IPO” as it relates to the automatic conversion of the preferred stock.

In response to the Staff’s comment, the Company has revised the disclosure on page 181 and page F-34 of the Revised Draft Registration Statement.

Note 16. Share-based Compensation, page F-36

17.

Please provide us with a breakdown of all share-based compensation awards granted subsequent to September 30, 2020 including the fair value of the ordinary shares used to value such awards. To the extent there was any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Also, revise the disclosure on page F-44 to include the expected financial statement impact related to the share option grant in January 2021, if material. Refer to ASC 855-10-50-2.

The Company respectfully advises the Staff that subsequent to September 30, 2020, (i) in the fourth quarter of 2020, the Company did not grant any share-based awards; (ii) in January 2021, the Company granted total 9,255,000 share options to its employee and non-employees, which has been disclosed in Footnote 22. Subsequent Events, page F-44 of the Draft Registration Statement dated January 6, 2021.

Additionally, the Company respectfully advise the Staff the following subsequent events occurred after issuance date (January 6, 2021) of its consolidated financial statements for the year ended December 31, 2019 and nine month period ended September 30, 2020 (unaudited), (i) on January 13, 2021, the Company entered agreements with some optionees under the 2015 Plan to amend the exercise price of certain outstanding share options held by these optionees located outside of the U.S. to purchase ordinary shares of the Company (“Repricing”); (ii) in early February 2021, the Company issued a total of 16,026,282 ordinary shares for US$12.48 per share, with total consideration of approximately US$200 million from two investors, including one holder of its Series D Preferred Shares (“Series E Ordinary Share Financing”).

In response to the Staff’s comment, the Company has revised on page 116 of the Revised Draft Registration Statement for fluctuations of the fair value of the ordinary shares from July 2020 to January 2021; (b) the disclosures of financial statements impact on page F-45 of the Revised Draft Registration Statement.

Note 22. Subsequent Events, page F-44

18.	Revise to disclose the date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

February 9, 2021

In response to the Staff’s comment, the Company has respectfully revised the disclosure on page F-45 of the Revised Draft Registration Statement.

General

19.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment. The Company confirms that neither the Company nor any of its authorized representatives has presented to potential investors any written communication as defined in Rule 405 under the Securities Act in reliance on Section 5(d) of the Securities Act. If any such written communication is presented to potential investors in the future, the Company will promptly provide the Staff with a copy of the written communication.

20.	Please disclose the basis for your statement that you “pioneered a purpose-built IoT cloud platform.”

In response to the Staff’s comment, the Company has revised the disclosures on pages 7 and 122 of the Revised Draft Registration Statement.

*    *    *    *

February 9, 2021

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:     Ms. Yao Liu (jessie@tuya.com), Senior Vice President, Chief Financial Officer

Tuya Inc.

Ms. Shuang Zhao, Esq., Partner

Cleary Gottlieb Steen & Hamilton LLP

Mr. Jianbin Gao, Partner

PricewaterhouseCoopers Zhong Tian LLP